Item 77H (Change in control of registrant) -
Attachment
Series 35 - Eaton Vance Multi-Strategy All Market Fund
As of October 31, 2011, Eaton Vance Management owned as a result of various share purchases 100% of the Fund's outstanding shares.

Series 36 - Eaton Vance Parametric Structured
Absolute Return Fund
As of October 31, 2011, Eaton Vance Management owned as a result of various share purchases 100% of the Fund's outstanding shares.